SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT  OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Date: June 29, 2004

Commission file number 1-14748

OPEN JOINT STOCK COMPANY OF
LONG DISTANCE AND INTERNATIONAL
TELECOMMUNICATIONS ROSTELECOM
Doing Business as
ROSTELECOM
(Translation of registrant’s name into English)

THE RUSSIAN FEDERATION
(Jurisdiction of organization)

14, 1st TVERSKAYA-YAMSKAYA STR.
125047 MOSCOW, RUSSIA
(Address of principal executive offices)

         Registrant’s telephone number, international: +7 095 973 9940

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X                         Form 40-F  __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                          No     X

         If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

         On June 28, 2004, Open Joint Stock Company of Long Distance and International Telecommunications Rostelecom (the “Company”) announced the results of its Annual General Shareholders' Meeting held on June 26, 2004. A copy of the corresponding press release is attached hereto as Exhibit 99.

SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 29, 2004	By: /signed/ Dmitry Ye. Yerokhin Name: Dmitry Ye. Yerokhin Title: General Director

EXHIBIT INDEX

The following exhibit has been disclosed as part of this Form 6-K:

Exhibit Number	Description
99.	English translation of the press release announced the results of Rostelecom's Annual General Shareholders' Meeting held on June 26, 2004.

Exhibit 99

For immediate release

ROSTELECOM HELD ITS ANNUAL GENERAL SHAREHOLDERS MEETING ON JUNE 26, 2004

Moscow - June 28, 2004 - Rostelecom (NYSE: ROS; RTS, MICEX: RTKM, RTKMP), Russia's national long-distance telecommunications operator, today announced the results of its Annual General Shareholders' Meeting held on June 26, 2004.

Based on the results of the ballot, the following decisions were made:

  The Company's annual report, annual financial statements in accordance with Russian Accounting Standards (RAS), including profit and loss statement of the Company, and distribution of profits and losses upon the results of the fiscal year 2003 were approved.

  The dividend amounts for 2003 with respect to: preferred shares in the amount of RUR 3.25301 per share (10% of net profit in accordance with RAS) and ordinary shares in the amount of RUR 0.87807 per share (8.1% of net profit) was determined. Dividends on ordinary and preferred shares will be paid in pecuniary form starting from July 15, 2004 to December 15, 2004. The dividend payment procedure is determined in conformity with the shareholders' register as follows:

-	by transfer to the shareholders' bank accounts;
-	by postal orders (postal costs deducted);
-	by payment through the cash office (only for Rostelecom's employees).

  New members of the Board of Directors were elected:

1.	Stanislav P. Avdiyants	Executive Director - Director of Economic and Tariff Policies, OJSC Svyazinvest
2.	Vadim E. Belov	Deputy General Director, OJSC Svyazinvest
3.	Valery V. Degtyarev	General Director, CJSC Professional Telecommunications
4.	Dmitry Ye. Yerokhin	General Director, OJSC Rostelecom
5.	Stanislav N. Panchenko	Deputy General Director, OJSC Svyazinvest
6.	Victor A. Polischuk	President of OJSC Russian Telecommunications Network
7.	Irina M. Ragozina	Director of Corporate Governance Department, OJSC Svyazinvest
8.	Mikhail V. Slipenchouk	General Director of Investment Finance Company Metropol LLC
9.	Grigory M. Finger	Head of Moscow Representative Office of NCH Advisors, Inc.
10.	Evgeny V. Yurchenko	Deputy General Director, OJSC Svyazinvest
11.	Valery N. Yashin	General Director, OJSC Svyazinvest

  New members of the Audit Commission were elected:

1.	Konstantin V. Belyaev	Chief Accountant, OJSC Svyazinvest
2.	Evgueni A. Pelymski	Deputy Chief Accountant, Head of Financial reporting Department, OJSC Rostelecom
3.	Irina V. Prokofieva	Director of Internal audit Department, OJSC Svyazinvest.

  CJSC "Ernst and Young Vneshaudit" was approved as the Company's external auditor for 2004 fiscal year RAS financial statements.

  The new version of the Company's Charter was not approved.

  The new version of the Company's Regulation on the Board of Directors was approved.

Following the Annual General Shareholders' Meeting the meeting of the new Board of Directors was held. Valery N. Yashin, General Director of OJSC Svyazinvest, was elected as the Chairman of the Board of Directors, and Dmitry Ye. Yerokhin, General Director of OJSC Rostelecom, was elected as the Deputy Chairman of the Board of Directors.

For further details please contact

Rostelecom PR and IR Department
Tel.: +7 095 973 9920
Fax: +7 095 787 2850
E-mail: rostelecom@rostelecom.ru